EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 26, 2007 and January 27, 2006

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 26, 2007	January 27, 2006

Net Sales	$257,244	$205,665
Gross Margin	74,569	62,859

Net Earnings	$12,801	$8,364

Basic

Weighted Average Number of Shares Outstanding	25,529	25,338

Earnings Per Share – Basic	$.50	$.33

Diluted

Weighted Average Number of Shares Outstanding	25,529	25,338
Net Shares Assumed to be Issued for Stock Options	401	405

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	25,930	25,743

Earnings Per Share – Diluted	$.49	$.32